July 30, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Esq.
Branch Chief
Office of Electronics and Machinery

Re:	Cemtrex, Inc.
Registration Statement on Form S-3
Filed April 20, 2018
File No. 333-224379

Ladies and Gentlemen:

On behalf of Cemtrex, Inc., a Delaware corporation (“Cemtrex”), this letter responds to the two related comments received from the staff of the Securities and Exchange Commission by letter dated May 8, 2018, with respect to Cemtrex’s Registration Statement on Form S-3 (Registration No. 333-224379).

This letter supplements Cemtrex’s earlier response following a conference call on July 25, 2018 with members of the staff and the Office of the Chief Accountant, Cemtrex and Cemtrex’s former principal independent registered public accounting firm Bharat Parikh & Associates Chartered Accountants (“Bharat”) and Cemtrex’s current principal independent registered public accounting firm Green & Company CPAs.

The purpose of this letter is to provide support for the revision of Bharat’s audit reports contained in Cemtrex’s last two annual reports on Form 10-K.

Incorporation of Certain Documents by Reference, page 7

1. In your Form 10-K for the fiscal year ended September 30, 2017, which you incorporate by reference into this filing, we note that Bharat Parikh & Associates did not audit the financial statements of Advanced Industrial Services, Inc. and their opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the report of the other auditors. Please amend your Form 10-K to include the report of the other auditors as required by Rule 2-05 of Regulation S-X. In addition, revise this filing to include a consent from the other auditors for the use of their report and any references to them in the expert section.

July 30, 2018 Page 2

Response:

As discussed with the staff, Cemtrex hereby proposes to resolve the issue presented by the “other auditor” by filing an amendment to each of its annual reports for the fiscal years ended September 30, 2017 and September 30, 2016 that includes the audit report of Bharat, Cemtrex’s then principal independent registered public accounting firm, relating to the consolidated financial statements of Cemtrex and its subsidiaries, without referencing the opinion of the other auditor with regard to Cemtrex’s wholly-owned subsidiary, Advanced Industrial Services, Inc. (“AIS”).

Based on discussions with and the representations made by representatives of Bharat, Cemtrex understands that Bharat performed sufficient audit procedures to the extent required to cover matters related to AU sec. 1205 on AIS’s accounting books and records by performing both the fieldwork and review of AIS’s accounting records. Bharat has indicated that it was also in constant communication with the other auditor to know the status of the other auditor’s audits and to discuss the other auditor’s findings and observations. Further, Bharat indicated that it provided a set of audit instructions to the other auditor so that Bharat could include its PCAOB requirement in the other auditor’s scope of work together with the levels of materiality and sampling strategy that need to be considered while performing audits. Importantly, Bharat represented that it obtained, reviewed and retained the other auditor’s audit documentation including all of its work papers and other relevant documentation to evaluate if any further audit procedures needed to be performed before the audit report was concluded.

Notwithstanding the substantial role played by Bharat as noted above, Bharat indicated that, on the belief that it could not devote as many auditing hours to AIS’s audits as compared to the other auditor’s devotion to AIS’s audits, and Bharat’s dedication to the audits of Cemtrex’s other subsidiaries, Bharat determined to rely and refer to the other auditor’s separate audit report in its audit report. Moreover, as noted in the recent SEC conference call, the other auditor had been specifically required to perform a formal audit and to issue its audit opinion to fulfill the financial covenants of Fulton Bank, N.A. (AIS’s local bank from which Cemtrex received financing for its acquisition of AIS) for the same period included in Bharat’s audit.

In summary, Bharat has provided to Cemtrex the following factual support to rely on and to refer to the other auditor’s opinion:

(i)	Bharat played a substantial role by performing audits of all of Cemtrex’s subsidiaries combining approximately 82% of the consolidated revenues as compared to approximately 18% of AIS’s revenue on which Bharat performed sufficient auditing procedures. Based upon total Cemtrex audit hours, the other auditor’s audit hours for AIS audit did not exceed 20% of the total audit hours for each fiscal year. The chart below provides a breakdown of total assets and revenue on a consolidated and on an AIS only basis for the prior two full fiscal years:

July 30, 2018 Page 3

	Total Assets					Revenue
Fiscal Year	Consolidated ($)		AIS ($)%			Consolidated ($)	AIS ($)%
2016	35,104,563.00	*	6,738,147.00	*	19.19	93,704,560.00	16,751,330.00	17.88
2017	70,181,373.00		13,186,148.00		18.79	120,628,200.00	21,706,136.00	17.99

* Determined using figures from acquisition (transitional) period.

(ii)	Bharat derived the professional standings of the other auditor based on its fulfillment of Fulton Bank’s covenants.

(iii)	Bharat obtained an independence confirmation from the other auditor.

(iv)	Bharat made the required communications and inquires with the other auditor pursuant to AU sec. 1205.

(v)	Bharat obtained, reviewed and retained all working papers of the other auditor as required by AU sec. 1205.

(vi)	Bharat discussed matters related to consolidation procedures with regard to intercompany accounts and any other findings that were material with the consolidation process.

(vii)	Bharat reconciled and then approved the consolidation of AIS’s accounting records into the consolidated financial statements of Cemtrex.

(viii)	Bharat visited the other auditor’s office to discuss the audit procedures that the other auditor would perform and to understand the other auditor’s audit quality control.

(ix)	Bharat ensured appropriate coordination with the other auditor with regard to the other auditor’s audit timing together with Bharat’s timing.

Accordingly, Bharat has stated to Cemtrex that it will revise its audit reports so that they will not refer to the other auditor. Since Bharat has followed most of the procedures that are covered under AU sec. 1205, Part of the Audit Performed by Other Independent Auditors, including procedures applicable to both the methods of reporting and the majority of the additional procedures, Bharat will be in the position to revise its reports by not referencing to the other auditor after performing limited additional work or procedures as it may deem necessary or determined internally by Bharat’s engagement team.

July 30, 2018 Page 4

Exhibit 23.1

2. File a consent that does not contain the limitations in the second paragraph. Also file your auditor’s consent to being named in your registration statement.

Response:

As requested by the staff, promptly following the filing of Form 10-K amendments as noted above, Cemtrex will file an amended Form S-3 that includes Bharat’s consent to incorporate by reference its revised audit reports contained in the Form 10-Ks (as amended). The consent will include its consent to the reference to such firm under the caption “Experts” in the Form S-3 and the limitation in the second paragraph of the consent will be omitted.

Should any member of the SEC’s staff have any questions concerning the foregoing matters, please do not hesitate to contact Aron Govil, Executive Director of Cemtrex, at (631) 756-9116, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Caleb French, Esq.
Ms. Kristin Lochhead
Mr. Brian Cascio
Mr. Aron Govil
Mr. Saagar Govil
Mr. Tom Bellante, Green & Company CPAs
Bharat Parikh & Associates